United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Walt Disney Company

Name of persons relying on exemption: The Educational Foundation of America

Address of persons relying on exemption: 4801 Hampden Lane, Suite 106, Bethesda MD 20814

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of The Walt Disney Company
RE:	Item No. 6 (“Report on Political Expenditures”)
DATE:	March 18, 2024
CONTACT:	Shelley Alpern, Rhia Ventures at Corporate.Enagement@rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Educational Foundation of America is not able to vote your proxies, nor does this communication contemplate such an event. The Educational Foundation of America urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing. The cost of disseminating the foregoing information to shareholders is being entirely borne by The Educational Foundation of America.

The Educational Foundation of America urges shareholders to vote YES on Item No. 6 on the 2024 proxy ballot of The Walt Disney Company (“Disney” or “the Company”). The Resolved clause states:

Shareholders request the Board annually publish a report, at reasonable expense, analyzing the congruence of Disney’s political and electioneering expenditures during the preceding year against Disney’s publicly stated company values and policies. The report should state whether Disney has made, or plans to make, changes in contributions or communications as a result of identified incongruencies.

The full text of the proposal is appended at the end of this document.

About The Educational Foundation of America

The Educational Foundation of America (“EFA”) is a private family foundation supporting creative initiatives working toward sustainability, justice, and equity through grant making and impact investing. We support nonprofit organizations working in the arts, the environment, democracy, and reproductive health and justice.

EFA is a long-term shareholder in Disney and the proponent of this proposal. We urge you to cast a YES vote in support of this shareholder proposal because it is apparent that many recipients of the Company’s political contributions actively support policies that run contrary to the Company’s business interests and corporate responsibility initiatives. Greater accountability to shareholders is warranted.

Set forth below are our reasons for supporting Item No. 6.

Why a YES Vote is Warranted: Rationale in Support of the Proposal

1.	Disney’s political contributions indicate misalignment with the Company’s stated values and business interests.
2.	Reporting on corporate political spending and values congruency is becoming a best practice across industries.
3.	Current disclosures do not address the concerns raised in the shareholder proposal.
4.	Addressing misalignment is doable and productive.
5.	Annual reporting on political spending misalignment will enhance shareholder value.

Disney’s Political Contributions and the Incongruency Problem

Disney’s political expenditures appear to be misaligned with the Company’s stated values and business interests, and may, on balance, even undermine them.

a.	Disney is contributing to candidates and organizations that are blocking progress on Disney’s goals and strategies concerning “environment and conservation.”

Disney has committed to achieving net zero emissions for its direct operations by 2030, after establishing a long-term emissions plan in 2009. It has invested nearly $100 million in projects since 2009 addressing climate change and “providing co-benefits like conserving habitat for wildlife, creating jobs, protecting water resources, and reducing impacts from floods and soil erosion.” (https://impact.disney.com/environment/natural-climate-solutions/, accessed 1.30.24). Indeed, these goals and strategies are key components of the Company’s “Environment & Conservation” corporate and social responsibility (“CSR”) focus area, as articulated in Disney’s latest CSR Report (https://tinyurl.com/4bcvjrny, accessed 2.5.24).

These actions are laudable and much-welcome mitigations against the looming climate impacts that pose significant challenges to Disney’s operations. Over the past few decades, Orlando, home to Disney parks and attractions, has seen a dramatic increase in extreme heat days. Between 1985 and 2005, people in Orlando typically experienced about 7 days per year with temperatures exceeding 95.1ºF. Projections indicate that by 2050, this figure could soar to an average of approximately 76 days per year, with more than 100 days reaching heat-index conditions surpassing 104ºF. Such extreme temperatures are expected to reduce visitors to Disney theme parks and destinations.

Moreover, the current climate trajectory puts a substantial portion of Orlando's infrastructure at risk, with 43% of buildings susceptible to wildfires, and 19% at risk of flooding (https://tinyurl.com/3hhwxscp; https://tinyurl.com/ys4a43b2). Similarly, Anaheim, where Disneyland Park in California is located, is expected to face a significant increase in scorching days, with at least 25 days annually expected to surpass 93ºF by 2050, while currently facing an “extreme” risk of drought. Beyond domestic concerns, Disney’s global footprint includes theme parks in Paris, Tokyo, Shanghai, and Hong Kong, all of which will also experience rising temperatures and other climate-related risks.

However, Disney’s political and lobbying activities undermine the prospects for worldwide climate mitigation efforts to succeed. For example, Disney self-reported a 2021 payment of $250,000-500,000 to the US Chamber of Commerce, which has consistently lobbied to roll back U.S. climate regulation and promoted regulations that would slow the transition towards a low carbon energy mix. In 2021, 25% of Disney’s contributions were used by the Chamber for lobbying activities, including opposition to climate reform measures (https://tinyurl.com/2v22jwm4).

Disney is also a member of the RATE Coalition, which aggressively fought the $3.5 trillion budget plan passed by Congress in 2021 that included the most ambitious climate legislation ever passed in the United States (Washington Post, “Corporate America launches massive lobbying blitz to kill key parts of Democrats’ $3.5 trillion economic plan,” 8.31.21 at https://wapo.st/3UvU193).

b.	Disney is supporting candidates and organizations weakening access to reproductive health care, impeding the Company’s commitment to women’s advancement in the workplace.

According to the Company, Disney’s workforce is comprised of more than 50 percent women (https://impact.disney.com/diversity-inclusion/). To attract and retain this critical talent pool, Disney’s CSR reports, Reimagine Tomorrow dashboard, and other public statements reference multiple efforts and commitments to maintain an inclusive and supportive workplace for all its employees, and to advance women to positions of leadership within the Company.

Access to comprehensive family planning services is critical to women’s ability to advance in the workplace. Reproductive health services are used by nearly all women—99% of women have used contraception, and 24% of women have had an abortion by age 45. Nearly 9 in 10 women say that controlling if and when to have children is important to their careers. Women who cannot access abortion when needed are three times more likely to be unemployed, and four times more likely to have a household income below the federal poverty level (https://tinyurl.com/bdeekrs5; https://tinyurl.com/mr6pcbth).

Notably, Disney has recognized the importance of comprehensive reproductive health care, telling its employees that following the revocation of federal abortion rights in 2022, the Company “remains committed to removing barriers and providing comprehensive access to quality and affordable care for all of our employees” and that “Disney will continue to prioritize the health, safety and well-being of our team members and their families” (https://tinyurl.com/yeyhhtcy).

Yet, Disney’s support for lawmakers seeking to restrict access to reproductive health care directly impedes the Company’s progress toward gender equity and attracting a competitive talent pool. In the 2020 and 2022 election cycles (through mid-2022), Disney and its employee PAC made political donations totaling nearly $2.5 million to politicians and political organizations in the U.S. working to weaken women’s access to reproductive health care, at both state and federal levels. In some locales, the support is lopsided; for example, 70% of Disney’s political contributions went to anti-choice politicians in Florida in the 5-year run-up to the state’s passage of a 10-week abortion ban in 2022 (Source: Sustainable Investments Institute, available upon request). This pattern is not new: the total contributions from the Company to anti-choice lawmakers between 2015 and 2018 was more than $1.5 million.

The creative community that Disney and its peers rely upon are challenging the industry to end political support for anti-abortion lawmakers. In July 2022, Variety published a letter from more than 400 showrunners to the major studios, demanding specific protocols to protect pregnant employees in states where abortion is outlawed, and calling on the companies to stop “all political donations to anti-abortion candidates and political action committees immediately” (https://tinyurl.com/bdhr4av5).

c.	Disney is supporting champions of debunked 2020 election fraud conspiracy theories, contradicting the Company’s commitment to refrain from endorsing such politicians.

In January 2021, Disney stated:

“The insurrection at our nation’s Capitol was a direct assault on one of our country’s most revered tenets: the peaceful transition of power. In the immediate aftermath of that appalling siege, Members of Congress had an opportunity to unite—an opportunity that some sadly refused to embrace. In light of these events, we have decided we will not make political contributions in 2021 to lawmakers who voted to reject the certification of the Electoral College votes” (Deadline, 01.12.21 at https://tinyurl.com/3k9st6fp).

Disney reversed this pledge in 2022, giving to three members of Congress in this group (https://www.accountable.us/corporate-donations-tracker/), each of whom also voted against the creation of the January 6 Commission (Washington Post, 5.19.21 at https://wapo.st/4c21N0I). This trend even increased in 2023, with the Company donating to six members of Congress who were 2020 Election objectors (https://www.accountable.us/corporate-donations-tracker/).

In general, corporate political giving has played a significant role in the finances of candidates who discredited the 2020 election results. According to an analysis conducted by the Leadership Now Project, in the 2020 election cycle, 76 of the candidates who later voted against certifying the 2020 election results received more than 25% of their funding from corporate PACs and 25 of those received more than 50% of their funding from corporate PACs (Leadership Now, “ESG and Corporate Political Spending: Practical Actions for Business Leaders to Reduce Risk, Ensure Alignment and Support a Stable Economic Environment,” 2022 at https://bit.ly/3ILlDAX).

d.	Disney is contributing to politicians seeking to censor diversity, equity, and inclusion initiatives, despite the Company’s strong commitment to an “inclusive culture” within the Company.

Like environmental sustainability, “Diversity, Equity & Inclusion” (“DEI”) is one of five “focus areas” identified in Disney’s latest CSR report (https://tinyurl.com/4bcvjrny). Disney has been a longstanding advocate for diversity and inclusion, implementing initiatives such as "Reimagine Tomorrow" to support underrepresented groups and cultivate a more inclusive corporate culture. As part of its overarching goals, the Reimagine Tomorrow initiative aims to, among other things, “make progress that ensures [Disney’s] workforce reflects the market” and “put the responsibility for an inclusive culture in the hands of [Disney’s] leaders and employees through comprehensive education and engagement efforts” (https://tinyurl.com/yc7hcar9). The Reimagine Tomorrow website even states, “The more our customers worldwide are reflected in our workforce, the better we’re able to serve them authentically. When our employees perceive that Disney culture supports their professional development and advancement, they can be authentic, contribute freely, and take pride in our company,” and links to numerous initiatives to support this goal.

Disney has recently celebrated Black History Month by featuring Black stories on its Disney Park Blog, and “highlight[ed] special experiences at Disneyland Resort and Walt Disney World Resort.” Notwithstanding, Disney has contributed generously to Florida Governor Ron DeSantis and other legislative champions of Florida’s Stop Woke Act, which strictly curtails employers’ freedom to determine the curriculum for their DEI trainings and seminars. DeSantis is also leading the attack on the College Board’s Advanced Placement African American History course, following a ban against the teaching of critical race theory in the state’s schools. Disney has contributed over $100,000 to Governor DeSantis’s PAC since 2019. The Company also gave $4,000 to the chief sponsor of the “Don’t Say Gay” bill in the Florida House, and $1,000 to the chief sponsor of that bill in the Florida Senate.

While the Florida legislature considered the “Don’t Say Gay” bill in March 2022, Disney faced significant unrest among its workforce. Employees organized a walkout, staged week-long protests at Disney Studios, and initiated a social media campaign calling on the Company to shift from a position of neutrality to actively opposing the bill. Their efforts compelled then-CEO Bob Chapek to publicly oppose the bill and issue an apology to workers for the delayed response.

In reaction to these statements, Governor DeSantis championed legislation granting state control over the Reedy Creek Improvement District, which had long provided Disney with tax breaks and a strong measure of self-governance. According to analysis by the New York Times, the takeover “could cause the cost of building projects at the resort to balloon” (https://www.nytimes.com/2023/02/10/business/disney-world-florida-tax-board.html). State representative Anna Eskamani of Orlando remarked that Disney no longer can “speak up against the governor ever” (Variety, 2.11.23, at https://bit.ly/3lJhZy9).

During a press conference on February 27, 2023, Governor DeSantis explicitly linked the withdrawal of Disney's privileges in central Florida to the Company's vocal opposition to the “Don't Say Gay” bill, proclaiming “there's a new sheriff in town.”

Why did Disney contribute to candidates who were diametrically opposed to its core values and stated commitments, resulting in such zealous attacks against the Company? This radical misalignment of political spending with its values and business interests had dual costs and consequences: it eroded employee confidence in leadership – specifically, Mr. Chapek – and enabled partisan politicians to assert control over Reedy Creek.

Reporting on corporate political spending and values congruency is becoming a best practice across industries.

In an era where transparency and accountability are paramount in fostering trust between corporations and their stakeholders, comprehensive corporate reporting on the alignment between political activities and spending emerges as a crucial best practice. By gaining insights into a company's engagement in the political process, investors can make more informed decisions, assessing potential risks and opportunities with greater clarity.

In 2023, AT&T, a top political spender, published its first periodic “Political Congruency Report” in response to a shareholder resolution calling for such disclosure. The report identifies key legislation to AT&T's political and corporate sustainability priorities, spanning tax policies to issues impacting its workforce. Through aggregate metrics, the report evaluates the alignment of voting behaviors of political contribution recipients with the company's priorities, offering insights into the congruence between political contributions and corporate priorities. AT&T notes that the report “helps [it] assess the congruency of votes made by recipients of political contributions from AT&T and from AT&T’s Employee PACs with [its] Political and Corporate Sustainability Priorities” (https://tinyurl.com/22a254sk).

The Cigna Group, which ranks in the top 1% of political contributors, similarly committed to expanding its political spending reporting to include metrics that illuminate and track congruency between its donations and the company’s stated business priorities. The new data will be reported annually, beginning in 2024 (https://tinyurl.com/4445px2h).

Relatedly, several companies have released reports delving into the incongruity between their policy endeavors, operational strategies, and expenditures on lobbying and trade association affiliations. Notably, several firms committed to combating climate change have undertaken “industry association reviews,” systematically evaluating the extent to which their involvement in specific trade associations aligns with their climate objectives. These reviews not only outline the alignment status – whether fully, partially, or misaligned – but also elucidate the methodologies employed by the companies and their protocols for rectifying any misalignment. For example, see the disclosures from Woodside Energy (https://tinyurl.com/meszm9n3) and Heidelberg Materials (https://tinyurl.com/3eube64h) for further insight.

Why a YES Vote is Warranted: A Response to Disney’s Opposition Statement

The examples above illustrate vividly why the proponent believes Disney is doing a disservice to its shareholders and broader stakeholders by failing to align its political expenditures with its policies and values.

The U.S. Supreme Court has interpreted the Constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our highly polarized and increasingly explosive political environment, shareholders must insist upon a more responsible and coherent political spending strategy. We believe Disney could face serious risks to its reputation, potential employee dissatisfaction and unrest, and other possible harms, regardless of disclaimers asserting that its contributions do not imply an endorsement of all of the recipients’ views.

Disney’s statement of opposition to our proposal references the Company’s current governance and transparency mechanisms while evading the concerns raised in the proposal. The main arguments advanced are that: (a) current disclosures are sufficient to address political spending congruency; (b) “alignment with any organization or politician on every matter of importance is unlikely to be achieved”; and, (c) the proposal is an attempt “to micromanage the Company’s political engagement to advance a limited, particular agenda rather than recommend an action to enhance shareholder value.” We address each claim below.

a.	Current disclosures do not address the concerns raised in the proposal.

Disney’s current disclosures do provide needed transparency into the disposition of the Company’s political dollars, but they also reveal a pattern of political spending which continuously compromises important elements of the Company’s professed values and interests, threatening the achievement of organizational priorities. This memorandum has detailed examples of actual harm to Disney’s reputation and workforce dissatisfaction that has resulted. Moreover, leaving shareholders to speculate about Disney’s political spending congruency could result in loss of trust in company leadership and negative perceptions of the Company that could cause stockholders to sell their shares, potentially leading to a decline in stock price. The proponent believes that risk of further harm can be mitigated by expanding future disclosures to address how the Company identifies and defines misalignment and outlining what steps it is taking to reduce such misalignment.

The opposition statement refers to enhanced disclosure regarding trade association membership and alignment. While this is welcome, it is not a substitute for additional disclosure on contributions to state and local candidates, parties, and organizations that promote or oppose such candidates or state and local ballot initiatives. Notably, Disney's current transparency on how it handles misalignment concerning trade association spending demonstrates that the Company can readily offer further disclosures regarding candidate and party expenditures without significant difficulty.

It should be noted that the opposition statement provides that Disney has been recognized by the Center for Political Accountability–Zicklin Index of Corporate Political Disclosure and Accountability (the “Index”) as a top tier company in political activities disclosure. Misleadingly, this statement wholly ignores that the Index does not measure or track political spending misalignment disclosures. Indeed, the Center for Political Accountability, which developed the Index, has clarified that “[t]he Index does not make a value judgment on a company’s political spending or alignment with its publicly stated values.” The statement was issued “in response to companies citing their Index scores as arguments in opposition to shareholder resolutions calling for lobbying disclosure or company reports on the alignment of their political spending with core values and positions” (https://tinyurl.com/mr38ypwe).

b.	Addressing misalignment is doable and productive.

The opposition statement asserts a straw man argument in claiming that “alignment with any organization or politician on every matter of importance is unlikely to be achieved. Companies routinely engage with those with whom they do not agree on any number of topics. A report on that alignment could be misleading and counterproductive to such engagement and does not add value to shareholders.”

The proponent believes that while it may not be feasible or necessary to perfectly align with every political candidate or recipient of its contributions, there is a clear benefit in striving to reduce misalignment. Assessing alignment of political spending with values and business interests enables companies to protect their reputation, mitigate risks, ensure long-term sustainability, enhance stakeholder engagement, maximize impact, and adapt to evolving dynamics. Implementing a system whereby the Company publicly reports on misalignment and its impacts upon the Company’s future expenditures or contributions will help achieve this end.

What is truly counterproductive is the status quo: a pattern of channeling political spending to recipients who do not prioritize the best interests of the Company and sometimes even use Disney as a target for political attacks. This pattern not only fails to serve Disney's interests but also exposes the Company to unnecessary risks and conflicts. By identifying and addressing misalignment, Disney can work towards a more strategic and mutually beneficial approach to its political engagement, fostering a more stable and supportive environment for its operations and reputation.

c.	Annual reporting on political spending misalignment will enhance shareholder value by providing accountability to Disney shareholders.

A number of similar proposals addressing political misalignment have appeared on corporate proxy ballots. The Company’s opposition statement claims that the proposal is an example of micromanagement. Yet the Securities and Exchange Commission has repeatedly disagreed with this line of argument when it has been asked to adjudicate whether proposals of this type should be excluded from the corporate proxy statements on this basis. Indeed, the proposal tasks management with identifying the company's values, policy positions, and business interests, as outlined in its most recent CSR Report and associated ESG disclosures, that will serve as benchmarks to evaluate against political spending.

Shareholders have signaled strong support for these proposals, including a 41% vote at Leidos Holdings in 2023, a 46.2% vote at Cigna in 2022, and a 47% vote at Pfizer in 2021.

In a 2021 speech, then-acting SEC Allison Herren Lee Chair reaffirmed the salience of political spending disclosure to investment decision-making:

“[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.”

(“A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” 3.15.21 at https://bit.ly/3vXEH6D).

Disney’s opposition statement evades the core concerns raised by our proposal: the potential risk of harm to the Company’s reputation, shareholder value, and broader stakeholder interests. This risk steadily accrues when corporate treasury and PAC dollars subsidize recipients whose actions undermine and contradict the values and product lines Disney has publicly endorsed. In today’s climate of heightened scrutiny on corporate political engagement, we believe that Disney would be wise to align its values with the criteria used to determine eligible political contribution recipients, similar to how it already makes such determinations with trade association spending.

Inconsistency can pose risk to corporate reputation, brand, and market share by leaving companies vulnerable to charges of hypocrisy or indifference to their impacts on communities, employees and the environment. While intangible, reputation matters. A survey of 2,200 global executives worldwide in 2021 found that, on average, global executives attribute 63% of their company’s market value to their company’s overall reputation (The State of Corporate Reputation in 2020: Everything Matters Now, Weber Shandwick and KRC Research, 2020 at https://tinyurl.com/5n7m8u69).

In sum, we believe that preparing the requested report will help ensure that Disney better oversees its political expenditures, thereby safeguarding shareholder value and preventing any erosion to the Company’s reputation, consumer loyalty, employee support and morale, brand integrity, and corporate responsibility initiatives.

Vote “Yes” on Shareholder Proposal No. 6.

For questions, please contact Shelley Alpern at Corporate.Enagement@rhiaventures.org.

Shareholder Proposal No. 6 — “Report on Political Expenditures”

Political Expenditures Misalignment with Company Values

WHEREAS: Public data collected by OpenSecrets.org show that The Walt Disney Company (“Disney”) and its employee PAC rank in the top 1% of political donors.1

As long term shareholders of Disney, we support transparency and accountability in corporate electoral spending. Informed disclosure is in the best interest of the company and its shareholders. As the Supreme Court recognized in its 2010 Citizens United decision, such transparency “permits citizens and shareholders to react to the speech of corporate entities in a proper way” and “enables the electorate to make informed decisions and give proper weight to different speakers and messages.”

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1 https://www.opensecrets.org/orgs/walt-disney-co/summary?id=d000000128

Greater political spending transparency is associated with increased investment levels, both domestic and foreign, and decreased investment volatility.2 Increased institutional investment, increased analyst following, and decreased analyst forecast error and forecast dispersion are all positively correlated with greater transparency.3

Disney publicly discloses a policy on corporate political spending and its direct contributions to candidates, parties, and committees. However, greater transparency is warranted because Disney does not disclose information regarding misalignment between its political spending and the company’s publicly stated values and vision as articulated in its CSR Report and related ESG disclosures. Investors are unable to determine if Disney is directing its political expenditures in a way that is consistent with company values and interests and mitigates reputation risk.

To minimize values misalignment and reputation and brand risk, Disney should establish clear policies and reporting on such misalignment.

RESOLVED: Shareholders request the Board annually publish a report, at reasonable expense, analyzing the congruence of Disney’s political and electioneering expenditures during the preceding year against Disney’s publicly stated company values and policies. The report should state whether Disney has made, or plans to make, changes in contributions or communications as a result of identified incongruencies.

SUPPORTING STATEMENT: Proponents recommend, at management discretion, that Disney include in its analysis metrics that illuminate the degree to which political contributions align with stated values and policy priorities year over year, and present such metrics in the aggregate.

Proponents further recommend that the report also contain management’s analysis of risks to our company’s brand, reputation, or shareholder value of political spending, including expenditures for electioneering communications, that conflict with publicly stated company values. “Expenditures for electioneering communications” means spending, from the corporate treasury and from its PACs, during the year, directly or through third parties, in printed, internet, or broadcast communications, which are reasonably susceptible to interpretation as being in support of or in opposition to a specific candidate.

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2 https://doi.org/10.1016/j.jcorpfin.2018.08.014

3 https://www.sciencedirect.com/science/article/abs/pii/S0929119918301135

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